Filed by: Gold Royalty Corp.

(Commission File Number: 001-40099)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Elemental Royalties Corp.

GoldRoyalty

Combining With Gold Royalty Will Take Elemental From Good to Great

February 2022

NYSE American: GROY

Disclaimer

NOTICE TO READERS

This presentation is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities (the "Offer") of Elemental Royalties Corp. ("Elemental") and to issue securities of Gold Royalty Corp. ("Gold Royalty") is being made solely by, and subject to the terms and conditions set out in the Offer to Purchase and Bid Circular dated January 11, 2022 and related offer documents (the "Offer Documents"). Copies of such documents are available under Elemental's profile at www.sedar.com. The distribution of this presentation in jurisdictions other than Canada may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Canada should inform themselves about, and observe, any applicable requirements. This presentation does not purport to comply with the laws of any non-Canadian jurisdiction, excluding the United States, and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside Canada. Shareholders should refer to the Offer Documents for important information regarding the Offer. The information herein regarding Elemental has been derived from Elemental's public disclosure. All references to "$" or dollar amounts are to United States dollars and all references to "C$" are to Canadian dollars, unless otherwise indicate.

NOTICE TO U.S. SHAREHOLDERS

In connection with the Offer, Gold Royalty has filed with the U.S. Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-4 (the "Registration Statement"), which contains a prospectus relating to the Offer, under the U.S. Securities Act of 1933, as amended. INVESTORS, SHAREHOLDERS OF ELEMENTAL, AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLD ROYALTY, ELEMENTAL, AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC's website at www.sec.gov under Gold Royalty's profile and the materials will be posted on Gold Royalty's website at www.goldroyalty.com.

Gold Royalty is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Gold Royalty prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they may not be directly comparable to financial statements of United States companies. In addition, mineral reserve and mineral resource information included in this presentation has been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the CIM Definition Standards, which differ in many respects from the requirements of the United States securities laws. The SEC has adopted new rules to amend and modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC (the "SEC Modernization Rules"). We are required to provide disclosure on our mineral properties under the SEC Modernization Rules in our Registration Statement and prospectus contained therein. We have included schedules to our Registration Statement and prospectus containing Supplemental Mining Property Disclosures that we believe are in compliance with the SEC Mining Modernization Rules. As a result of SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources," "indicated mineral resources," and "inferred mineral resources," and the definitions of "proven mineral reserves" and "probable mineral reserves" have been amended to be substantially similar to the corresponding CIM Definition Standards. However, there remain differences in the definitions and standards under the SEC Mining Modernization Rules and the CIM Definition Standards, and, therefore, shareholders should also refer to the Supplemental Mining Property Disclosure schedules attached to the Registration Statement and prospectus contained therein.

Shareholders in the United States should be aware that the disposition of their Elemental shares and the acquisition of Gold Royalty shares by them as described herein may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning Gold Royalty shares may subject them to tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of the United States, may not be described fully herein and such shareholders are encouraged to consult their tax advisors. See Section 36 of the Offer to Purchase dated January 11, 2022, "Certain Canadian Federal Income Tax Considerations" and Section 37 of the Offer to Purchase, "Certain United States Federal Income Tax Considerations".

THE OFFER CONSIDERATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY OTHER SUCH AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF ANY OFFERING DOCUMENTS, INCLUDING THE OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), Gold Royalty or its affiliates and any advisor, broker or other person acting as agent for, or on behalf of, or in concert with Gold Royalty or its affiliates, directly or indirectly, may bid for, make purchases of, or make arrangements to, purchase Elemental shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases must comply with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform shareholders in the United States of such information.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING-STATEMENTS

Certain of the information in this presentation contains 'forward-looking information' and 'forward-looking statements' within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements") and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty's actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. The words "believe", "expect", "will", "estimate", "propose", and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Such forward-looking statements, including but not limited to statements relating to: expectations regarding future revenue growth; the satisfaction of the conditions related to the Offer; the anticipated timing, benefits and effects of the completion of the Offer; a subsequent transaction, Gold Royalty's business plans and strategies; the plans of the operators of the projects underlying Gold Royalty's and Elemental's royalty and other interests; expected exploration and development timelines and other expected developments regarding such projects; the anticipated synergies and other benefits of the proposed transaction, including Gold Royalty's intentions with respect to Elemental's business, and expectations regarding revenue generation from royalty interests, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the ability to obtain necessary approvals, including any stock exchange approvals, and to meet the other conditions under the Offer, the ability to realize the benefits under the proposed transaction, material adverse effects on the business, properties and assets of the parties; the accuracy of Elemental's public disclosures and that Elemental has not failed to publicly disclose any material information with respect to its business, operations, assets, material agreements, or otherwise, the impact of general economic and market conditions; any inability of the operators of the properties underlying the parties' royalty and other interests to execute proposed plans for such properties, any inability of the operators of the projects underlying royalty interests to achieve expected project milestones, including expected production at such projects, risks related to such operators or the exploration, development and mining operations of the properties underlying the parties' royalty and other interests; impacts of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses; any inability of the parties to carry out growth plans and other risk factors set forth in Gold Royalty's annual report on Form 20-F for the year ended September 30, 2021 and in the Offer Documents, copies of which are available at www.SEDAR.com. Although Gold Royalty has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gold Royalty does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

TECHNICAL AND THIRD PARTY INFORMATION

Alastair Still, the Director of Technical Services at Gold Royalty, a qualified person as such term is defined under Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") has reviewed and approved the scientific and technical information contained herein regarding Gold Royalty's royalty and other interests.

Information contained herein regarding the projects underlying Gold Royalty's and Elemental's royalty interests are derived from the public disclosure of the operators of such projects. The disclosure of Mineral Reserves and Mineral Resources contained herein has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. See "Cautionary Note Regarding Mineral Reserves and Mineral Resources" and "Technical and Third-Party Information" in Registration Statement for further information. This presentation uses the term "Inferred Mineral Resources." Inferred Mineral Resources have a greater amount of uncertainty as to their existence and feasibility. Under applicable Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category of mineral resources or to mineral reserves.

Investor Highlights

Good to Great: Creating the Preeminent Intermediate Precious Metals Royalty Company

- ✓ Sector-leading portfolio of 200 royalties across cash flowing, development and exploration assets
- ✓ Industry-leading growth profile over next three years, with medium and longer-term growth driven by a deep pipeline of development assets
- ✓ Exceptional longer-term optionality from earlier-stage royalties and the Royalty Generator Model
- ✓ Key royalties in Tier-1 jurisdictions: Canadian Malartic Odyssey (Quebec), Fenelon (Quebec), REN (Nevada) and Karlawinda (Australia)
- ✓ Inaugural dividend will provide stable and consistent returns to shareholders
- ✓ Experienced management team with deep capital markets experience and a track record of creating value

GoldRoyalty

ELEMENTAL ROYALTIES

1 Compelling Value for Elemental Shareholders

Elemental's Fiction: *"The Hostile Bid is wholly inadequate, does not reflect the full, strategic and fair value of the [Elemental] Common Shares"*

- **FACT**: The Offer provides Elemental shareholders with an immediate and significant premium in a more liquid vehicle
- **FACT**: The Offer implies compelling fundamental value on a transaction Price / Net Asset Value ("P/NAV") basis
  - Premium to both the intermediate and junior royalty sector trading multiples and observed multiples in deals for comparable royalty portfolios
  - Premium to the Net Asset Value ("NAV") ascribed by Elemental's own financial advisor, Canaccord Genuity, to Elemental's assets[1]
- **FACT:** The Offer implies a 50% premium to Elemental shareholders based on NAV contribution to the combined company, a widely accepted and common indicator
  - Elemental makes misguided references to historical revenue, which fails to accurately capture the true value of the company's future cash flows

Pro-Forma NAV Contribution[2]

Pro-Forma Ownership


Elemental
8%
Gold Royalty
92%
50% Premium to NAV
Contribution
Elemental
12%
Gold Royalty
88%

Source: Bloomberg, Thomson One Analytics and company disclosure. Pricing date as of 28-Jan-22.
1) Based on research report dated 17-Jan-22.
2) Based on analyst consensus estimates of NAV.

2 Diversified Royalty Portfolio Mitigates Concentration Risk

Elemental's Fiction: *"The combined royalty portfolio…would be significantly less attractive than Elemental's stand-alone [portfolio]"*

- **FACT**: The combined company would boast a sector-leading, diversified portfolio of 200 royalties across cash-flowing, development and exploration stage assets, anchored in Tier-1 jurisdictions of Quebec, Nevada and Australia, and owned by premier operating partners
- **FACT**: Diversification protects shareholders against asset concentration risk as well as geopolitical risk
  - Illustratively, Elemental's key Wahgnion royalty (which accounts for ~21% of Elemental's standalone NAV[1]) is located in Burkina Faso, which is currently experiencing significant political upheaval. Shareholders would be less exposed to this risk within Gold Royalty's larger portfolio
  - Gold Royalty's PTR on Jerritt Canyon is currently the subject of dispute. Importantly, the PTR is immaterial and accounts for just ~0.1% of our diversified standalone NAV[1] and ~1% of our standalone revenue from 2023+[2]

Diversified Royalty Portfolio


229
200
191
166
141
122
75
70
55
17
9
Sandstorm
PF Gold Royalty
Gold Royalty
Osisko
EMX
Maverix
Triple Flag
Metalla
VOX
Nomad
Elemental

Focus on Tier-1 Jurisdictions[3] *(PF Gold Royalty)*


63%
10%
22%
4%
1%
Canada / USA
Australia
South America
Africa
Other

Premier Operating Partners[3,4] *(PF Gold Royalty)*


Major
42%
Non-Major
58%

Source: Bloomberg, Thomson One Analytics and company disclosure. Pricing date of 28-Jan-22.
1) Based on analyst consensus estimates of NAV.
2) Based on analyst consensus estimates of revenue.
3) Based on analyst consensus NAV for Gold Royalty and Elemental assets where a disclosed NAV estimate is provided. Excludes assets classified as "other".
4) Majors defined as senior and intermediate producers as per CIBC Global Mining Investment Banking database.

3 Industry-Leading Revenue Growth Profile

Elemental's Fiction: *"Gold Royalty's royalty portfolio has little or no reasonable likelihood of generating cash flow, even in the medium term"*

- **FACT**: Gold Royalty's existing portfolio has a growth profile that is second-to-none in the industry based on analyst consensus revenue growth estimates, and includes:
  - ✓ 6 royalties on currently producing, cash-flowing assets, plus 11 more on assets in construction or active development
  - ✓ Sector-leading revenue compound annual growth rate ("CAGR") of 61% over the next 3 years
  - ✓ No buy-backs or caps[1]
  - ✓ Royalty Generator Model provides immediate cashflow as well as a powerful tool for organic growth

Industry-Leading Standalone Growth[2]



61%
53%
39%
20%
9%
6%
5%
5%
1%
na
Gold Royalty
Metalla
Nomad
Elemental
VOX
Sandstorm
Osisko
Triple Flag
Maverix
EMX

'21 - '24 Revenue Compound Annual Growth Rate[2]

Powerful Organic Royalty Generator Model

- Royalties generated by staking claims which are then leased or sold
- More than 35 royalties generated – includes original Canadian Malartic Odyssey claims
- Contracted advanced royalty and lease payments across 43 assets over the next 4 years

Source: Bloomberg, Thomson One Analytics and company disclosure.
1) No buy-backs or caps on all material and cornerstone assets (Canadian Malartic Odyssey, Fenelon, Ren, and Jerritt Canyon).
2) Based on analyst consensus estimates of revenue.

4 Sustainable Dividend Supported by Current Assets

Elemental's Fiction: *"Gold Royalty's revenue outlook is murky…[its] recently announced dividend policy is not sustainable"*

- **FACT**: Inaugural dividend declared less than 12 months post IPO, demonstrating a firm commitment to shareholder returns. Dividend is supported by:
  - ✓ Immediate, and growing, revenue generation from current assets
  - ✓ Strong balance sheet with ~US$63 mm in total liquidity and no debt[2]
- In contrast, Elemental's current level of high-cost debt restricts its ability to return cash flow to shareholders and compete for future growth

Robust Standalone Revenue Forecast[1] *(US$ mm)*



$7.0
$12.2
$18.1
2022E
2023E
2024E

Gold Royalty Revenue Forecast[1]

Strong Balance Sheet *(US$ mm)*

- Approximately $38 mm in cash and marketable securities and no debt[2]
- With an oversubscribed $90 mm IPO in March 2021 and a recently announced commitment for a $25 mm revolving credit facility from BMO, Gold Royalty has demonstrated the ability to access equity and debt markets at an attractive cost of capital



Revolving Credit Facility ($10 mm + $15 mm accordion)
Total Liquidity of $63 mm
Cash & Marketable Securities $38 mm2

5 Inclusion in $4 bln Gold ETF Provides Enhanced Liquidity and Global Exposure

Elemental's Fiction: *"Gold Royalty had abnormal trading on the last trading day prior to announcing its intention to make the hostile bid (Dec. 17, 2021)"*

- **FACT**: December 17th trading was driven by the Junior Gold Miners ETF ("**GDXJ**") ordinary quarterly rebalance, which is commonly known to be "implemented and based on the closing prices of the third Friday of every quarter-end month".
  - GDXJ is widely recognized as the largest global ETF tracking the junior gold sector with US$4+ bln in assets and ~US$280 mm in daily liquidity
- **FACT**: GDXJ'S Q4 rebalance resulted in a three-fold increase in Gold Royalty's weighting within the index, driving incremental demand of 2.64 mm Gold Royalty shares on the day
- **FACT**: Elemental shareholders to realize an immediate premium in a more liquid vehicle
- **FACT**: GDXJ inclusion is further confirmation of Gold Royalty's successful strategy to create a diversified, scalable precious metals royalty company

GDXJ Q4 Rebalance – Top 20 Increases *(out of 99 companies)*



+0.32%
MDKA
ARTG
PVG
GBR
AMC
IAG
PRYM
GROY
WAF
HMY
NGD
SLR
OLA
SSRM
PRU
FFX
NG
RED
KRR
PAAS

Gold Royalty's Position Within GDXJ Increased Three-Fold



214,688
1,139,250
3,782,892
Q4/21 Rebalancing:
+2.64 mm Shares
Q2/21
Q3/21
Q4/21
Gold Royalty Shares held by GDXJ

Source: Bloomberg, MV Index Solutions (MVIS), VanEck Junior Gold Miners ETF.

6 Executing on Leading Growth-Focused Strategy

Elemental's Fiction: *"Gold Royalty is burning through cash at an unsustainable and alarming rate"*

- **FACT**: In 2021, Gold Royalty completed a US$90 mm IPO, listed on a leading U.S. Exchange, executed 3 corporate M&A transactions, and a 4th material royalty acquisition
  - ✓ These transformative transactions, totaling in excess of US$500 mm, resulted in multiple one-time, non-recurring costs that are not reflective of forward looking, normal business costs
- **FACT**: Our execution over the past 12 months represents an unprecedented pace of accretive growth and has resulted in a diverse and well-balanced portfolio of high-quality precious metals royalty assets

IPO & Listing — March 2021
- ✓ US$90 mm Oversubscribed IPO
- ✓ Listing on NYSE American

Ely Gold & Monarch Royalty Acquisition — June - July 2021
- ✓ Enhanced royalty portfolio of over 100 royalties, including entry into the Tier 1 mining jurisdictions of Nevada and Quebec

Abitibi Royalties & Golden Valley Acquisitions — Sept 2021
- ✓ Create a leading growth and Americas-focused precious metals royalty company
- ✓ Balanced, diversified, & sector-leading portfolio of 191 royalties

January 2022 Accomplishments — Jan 2022
- ✓ US$25 mm Revolving Credit Facility
- ✓ Inaugural Cash Dividend

Gold Royalty's Selected Key Assets

Immediate Cash Flow, Industry-Leading Growth, and Long Mine Lives

Canadian Malartic Odyssey *(3% NSR)*

***"A generational asset where we can demonstrate at least several decades of mine life"* - Yamana**

Malartic truly is a world-class asset – Location, Size, Quality, Longevity

- Annual production of ~700,000 oz
- AISC well below industry average (US$800-US$900/oz)
- Located in Quebec
- Quality operators (Yamana and Agnico Eagle)

Key Royalty – 3% NSR over a significant portion of the Odyssey Underground Project

- To become Canada's largest underground mine
- Odyssey is expected to have an 18 year mine life with potential for further extensions[1]
- Construction (shaft and ramp access) commenced and ahead of schedule

Recent Exploration Success

- Positive exploration results from Odyssey demonstrate the potential to increase estimated resources
- Significant exploration potential exists for Odyssey at depth and along strike at the Midway property

Fenelon *(2% NSR)*

"Multi-million ounce deposit with significant expansion potential"

Key Highlights:

- Owned by Wallbridge Mining (US$208 mm Mkt Cap)
- Maiden resource announced November 2021
  - **Indicated Res.**: 2.13 Mozs: 36.02 Mt at 1.84 g/t
  - **Inferred Res.**: 1.47 Mozs: 28.99 Mt at 1.57 g/t
- Excellent growth potential of both open pit and underground resource – deposit open in multiple directions and at depth
- Wallbridge has budgeted C$38 mm in 2022 for a 115,000 m drill program at Fenelon
  - Builds on ~330,000 m of drilling completed on deposit between 2017 – 2021
  - Project advanced from discovery to maiden resource in <3 years, with 60% of resource in indicated category

REN *(1.5% NSR | 3.5% NPI)*

"Potential significant new discovery at key extension of Goldstrike"

Key Highlights:

- Project owned by Nevada Gold Mines (Barrick: 61.5% / Newmont 38.5%)
- Barrick highlighted they are "Super Excited" by REN and its potential to start production in the near term
- Project highlighted as key North American development stage project
- REN represents a potentially significant new discovery at key extension of the Goldstrike Mine, a strategically important operation that has produced 60 Mozs
- **Maiden resource expected in 2022**
- Part of broader northern Carlin focus including South Arturo, Rodeo Creek, and Banshee

Source: Yamana Gold public disclosure, website, and technical report titled "NI 43-101 Technical Report, Canadian Malartic Mine, Quebec, Canada" with an effective date of December 31, 2020. Wallbridge Corporate Presentation and website. Resource disclosure sourced from Wallbridge press release dated November 9, 2021.Barrick Gold Q3 Results Presentation – November 4, 2021. Nevada Gold Mines Investor Day Presentation 2021.

1) Mine life is expected to be 2023-2039 (inclusive).

Note: The Canadian Malartic Odyssey NSR royalty does not cover a majority of currently producing operations.

Gold Royalty Moving Forward

Corporate Milestones, Portfolio Catalysts and Future Revenue Growth

Pro-Forma Portfolio Near-Term Catalysts

- Q1 2022 – REN mineral resource estimate
- Q1 2022 – Isabella Pearl heap leach pad expansion
- Q1 2022 – Laverton mineral resource estimate
- Q1 2022 – South Railroad Feasibility Study
- Q1 2022 – Gold Rock optimization and development plan / resource expansion program
- Q2 2022 – Beaufor Mine and Beacon Mill to restart operations
- 2022 – Fenelon ongoing drilling to identify new mineralization

Pro-Forma Revenue Profile and Growth Expected[1] *($ mm)*



$40
$30
$20
$10
$0
2022E
2023E
2024E
2025+
Future growth driven by Odyssey, REN, Fenelon & Others

Source: FactSet, Bloomberg and company disclosure.
1) Based on analyst consensus estimates of revenue.

Plans for a Mutually Beneficial Acquisition of Elemental Royalties

Elemental Aligns with Gold Royalty's Growth Strategy

- ✓ Adds a highly complementary portfolio of cash-flowing and development assets
- ✓ Adds diversification into Western Australia, another Tier-1 jurisdiction
- ✓ Immediately enhances near-term cash flow profile
- ✓ Partnerships with premier operators including Endeavour Mining and Capricorn Metals
- ✓ Exposure to long life, high margin Karlawinda asset, Australia's newest gold mine
- ✓ Accretive on key financial and operating metrics

Investor Highlights

Good to Great: Creating the Preeminent Intermediate Precious Metals Royalty Company

GoldRoyalty
ELEMENTAL ROYALTIES

- ✓ Sector-leading portfolio of 200 royalties across cash flowing, development and exploration assets
- ✓ Industry-leading growth profile over next three years, with medium and longer-term growth driven by a deep pipeline of development assets
- ✓ Exceptional longer-term optionality from earlier-stage royalties and the Royalty Generator Model
- ✓ Key royalties in Tier-1 jurisdictions: Canadian Malartic Odyssey (Quebec), Fenelon (Quebec), REN (Nevada) and Karlawinda (Australia)
- ✓ Inaugural dividend will provide stable and consistent returns to shareholders
- ✓ Experienced management team with deep capital markets experience and a track record of creating value